UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Echo Global Logistics, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

27875T101

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27875T101

1.	Names of Reporting Persons Bradley A. Keywell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 45,717(1)

	6.	Shared Voting Power 685,001 (2)

	7.	Sole Dispositive Power 45,717 (1)

	8.	Shared Dispositive Power 685,001 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 730,718 (1)(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.1%

12.	Type of Reporting Person (See Instructions) IN

(1)         Includes vested options to purchase 37,500 shares of common stock held by Holden Ventures, LLC, an entity owned and controlled by Mr. Keywell.

(2)         Includes 640,001 shares of common stock held by Frog Ventures, LLC.  Frog Ventures, LLC is owned by the Keywell Family Trust (20%) and Kimberly Keywell (80%), the wife of Mr. Keywell. Also includes 45,000 shares of common stock held by the Keywell Family Trust. Mr. and Mrs. Keywell share voting and investment control with respect to shares held by the Keywell Family Trust.  Mr. Keywell disclaims beneficial ownership of the shares held by the Keywell Family Trust, except to the extent of his pecuniary interest therein.

Item 1.
	(a)	Name of Issuer Echo Global Logistics, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 600 West Chicago Avenue, Suite 725 Chicago, IL 60654

Item 2.
	(a)	Name of Person Filing Bradley A. Keywell
	(b)	Address of Principal Business Office or, if none, Residence c/o Echo Global Logistics, Inc. 600 West Chicago Avenue, Suite 725 Chicago, IL 60654
	(c)	Citizenship United States
	(d)	Title of Class of Securities Common Stock, par value $.0001 per share
	(e)	CUSIP Number 27875T101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 730,718 (3)(4)
(b) Percent of class: 3.1%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 45,717(3)
(ii) Shared power to vote or to direct the vote 685,001(4)
(iii) Sole power to dispose or to direct the disposition of 45,717(3)
(iv) Shared power to dispose or to direct the disposition of 685,001(4)

(3)         Includes vested options to purchase 37,500 shares of common stock held by Holden Ventures, LLC, an entity owned and controlled by Mr. Keywell.

(4)         Includes 640,001 shares of common stock held by Frog Ventures, LLC.  Frog Ventures, LLC is owned by the Keywell Family Trust (20%) and Kimberly Keywell (80%), the wife of Mr. Keywell. Also includes 45,000 shares of common stock held by the Keywell Family Trust. Mr. and Mrs. Keywell share voting and investment control with respect to shares held by the Keywell Family Trust.  Mr. Keywell disclaims beneficial ownership of the shares held by the Keywell Family Trust, except to the extent of his pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2015
Date
/s/ Bradley A. Keywell
Signature
Bradley A. Keywell
Name/Title

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).